150 East 58th Street, 20th Floor, New York, NY 10155

Tel: +1 (646) 801-2803 | Fax: +1 (212) 601-2791

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TAOP Announces Receipt of Nasdaq Minimum Bid Price Notification

SHENZHEN, China, June 19, 2019 (GLOBE NEWSWIRE) -- Taoping Inc. (TAOP), a leading provider of internet-based smart display screens, and a new-media ecosystem that enable targeted advertising and online retails, announced today it has received notification from Nasdaq Listing Qualifications that it is not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days prior to the date of the notification letter from Nasdaq, the Company no longer meets the minimum bid price requirement. The notification letter has no immediate effect on the listing or trading of the Company’s ordinary shares on The Nasdaq Capital Market and, at this time, the ordinary shares will continue to trade on The Nasdaq Capital Market under the symbol “TAOP.”

The notification letter provides that the Company has 180 calendar days, or until December 16, 2019, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s ordinary shares must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days (Nasdaq may monitor the price for as long as 20 consecutive business days prior to making a final compliance determination). If the Company does not regain compliance by December 16, 2019, an additional 180 days may be granted to regain compliance, so long as the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement and notifies Nasdaq in writing of its intention to cure the deficiency during the second compliance period by effecting a reverse share split, if necessary. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180-day period, then Nasdaq will notify the Company of its determination to delist the Company’s ordinary shares, at which point the Company will have an opportunity to appeal the delisting determination to a Hearings Panel.

The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

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150 East 58th Street, 20th Floor, New York, NY 10155

Tel: +1 (646) 801-2803 | Fax: +1 (212) 601-2791

WWW.DGIPL.COM

About Taoping Inc.

Taoping Inc. (formerly known as China Information Technology, Inc.) (TAOP), is a leading provider of smart display terminals for targeted advertising and online retails. The Company provides the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on cloud-based ad display terminals. Connecting terminal owners, advertisers and consumers, it builds up a resource sharing “Smart IoT Screen Network- Taoping App - Taoping Go (e-Store)” media ecosystem to ultimately achieve the mission “our technology makes advertising and branding affordable and effective for everyone.” To learn more, please visit http://www.taop.com/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.

Chang Qiu

Email: chang_qiu@taoping.cn

or

Dragon Gate Investment Partners LLC

Tel: +1 (646)-801-2803

Email: taop@dgipl.com

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